EXHIBIT 99.2

Proterra Battery Technology to Power Vicinity Motor Corp. Electric Transit Buses and Work Trucks

●	Proterra and Vicinity Motor Corp. announce multi-year supply agreement to power the Vicinity Lightning™ and strip chassis platform for commercial electric vehicles with Proterra battery technology
●	Multi-year agreement expected to support next-generation heavy-duty electric transit bus as well as Class 3 and 5 work trucks
●	Includes battery supply for a minimum of 600 Vicinity commercial electric vehicles through 2024
●	Production of the Proterra Powered™ Vicinity Lightning vehicle expected to begin in Q3 2022

VANCOUVER, BC and BURLINGAME, Calif. – January 13, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity”), a North American supplier of commercial electric vehicles, and Proterra Inc (NASDAQ: PTRA) (“Proterra”), a leading innovator in commercial vehicle electrification technology, today announced a new collaboration to power Vicinity’s electric transit buses and work trucks with Proterra’s industry-leading battery technology.

Under a new, multi-year supply agreement, Proterra battery systems will power the Vicinity Lightning 28-foot electric transit bus and Vicinity’s strip chassis platform to support several commercial vehicle configurations such as utility trucks, shuttle buses, and box trucks. The agreement is also expected to support Vicinity’s next-generation heavy-duty electric transit bus as well as the VMC 1200 Class 3 work truck and VMC 1500 Class 5 work truck with Proterra battery systems.

Proterra contracted to supply Vicinity with battery systems to power a minimum of 600 Vicinity commercial electric vehicles through 2024. The Proterra Powered Vicinity Lightning vehicle is expected to begin production in the third quarter of 2022.

“We are pleased to announce this new commercial relationship with Proterra, a true battery technology leader,” said William Trainer, Founder and CEO of Vicinity. “I look forward to working closely with the Proterra team to make our vehicles, equipped with their advanced battery systems, a staple in North American public transportation and industrial spaces.”

Proterra batteries will be used in the production of Vicinity Lightning electric transit vehicles at Vicinity’s Ferndale, Washington manufacturing facility. Designed for the U.S. and Canadian markets, the Vicinity Lightning will comply with Buy America requirements for Federal Transit Administration-funded programs in the United States.

“Cities and towns across North America are driving towards a future with clean air and a healthier environment for our kids and future generations. The question now is no longer if communities will transition to zero-emission, battery-electric transportation, but how fast we can get there. Together with Vicinity, we are excited to build on this innovative spirit as we bring more clean transportation solutions to the communities we live in and serve,” said Gareth Joyce, CEO of Proterra.

Designed and manufactured in the United States, Proterra battery packs leverage industry-leading energy density and a customizable design to fit within a variety of vehicles. Proterra’s best-in-class battery systems have been proven through more than 20 million service miles driven by Proterra transit vehicles across North America and selected by world-class commercial vehicle manufacturers to power school buses, work trucks, construction equipment, and more.

About Proterra

Proterra is a leader in the design and manufacture of zero-emission electric transit vehicles and EV technology solutions for commercial applications. With industry-leading durability and energy efficiency based on rigorous U.S. independent testing, Proterra products are proudly designed, engineered, and manufactured in the United States, with offices in Silicon Valley, South Carolina, and Los Angeles. For more information, please visit www.proterra.com.

About Vicinity

Vicinity Motor Corp. is a North American supplier of EVs for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Vicinity Motor Corp. Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Vicinity Motor Corp. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Proterra Media Contact
Proterra Corporate Communications
PR@proterra.com

Proterra Investor Contact
Proterra Investor Relations
IR@proterra.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements for Vicinity

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note Regarding Forward-Looking Statements for Proterra Inc

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to Proterra’s agreement to supply battery systems to Vicinity Motor Corp. and the expected benefits of such agreement. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including risks and uncertainties set forth in the sections entitled “Risk Factors” in the Proterra’s prospectus dated July 9, 2021 filed with the SEC on July 9, 2021, and Proterra’s annual and quarterly reports and other filings with the SEC. The forward-looking statements included in this press release speak only as of the date they are made. Proterra assumes no obligation to update or revise these statements. Proterra does not give any assurance that it will achieve its expectations.